FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obli- gations may continue. See Instruc- tion 1(b).
[ ]	Form 3 Holdings Reported
[ ]	Form 4 Transactions Reported

1. Name and Address of Reporting Person* Donegan, Jr., Thomas M.	2. Issuer Name and Ticker or Trading Symbol Brown & Brown, Inc. (BRO)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director	10% Owner
						X	Officer (give title below)	Other (specify below)
Vice President and Assistant Secretary
(Last) (First) (Middle) 10714 Moss Island Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year			7. Individual or Joint/Group Reporting (check applicable line)
			5. If Amendment, Date of Original (Month/Year)			X	Form Filed by One Reporting Person
(Street) Riverview FL 33569							Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Ben- eficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Di- rect (D) or Indi- rect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock, $.10 par value							124(1)	I	401(k) Plan
Common Stock, $.10 par value				155	A		288(2)	D
Common Stock, $.10 par value							1,420(3)	I	Stock Performance Plan

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC2270 (9-02)

FORM 5 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriva- tive Sec- urity	3. Trans -action Date (Month/ Day/ Year)	3A. Deem -ed Ex- ecution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)	5. Number of Deriva- tive Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able and Expi- ration Date (Month/Day/ Year)		7. Title and Amount of Underly- ing Securities (Instr. 3 and 4)		8. Price of De- riva- tive Secu- rity (Instr. 5)	9. Number of De- rivative Securi- ties Ben- eficially Owned at End of Year (Instr. 4)	10. Owner- ship of Deriva- tive Se- curity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
					(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

Based upon information supplied as of 12/31/02 by the Plan’s recordkeeper.  Number of shares varies periodically based on contributions to plan.

(2)   Acquired through the Company’s Employee Stock Purchase Plan and jointly owned with Reporting Person's spouse.  Number of shares may reflect reinvested dividends.

(3)   These securities were granted pursuant to the Company’s Stock Performance Plan based upon the satisfaction of conditions contained in that Plan.  The recipient has voting rights and dividend entitlement with respect to these shares, but full ownership will not vest until the satisfaction of additional conditions

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	THOMAS M. DONEGAN, JR.

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SEC2270 (9-02)